Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On July 31, 2000, CP&L Energy, Inc. published the following article in an employee newsletter.

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CP&L

Three major milestones reached

CP&L recently achieved three major milestones in its transformation into one of the nation's 10 largest energy companies - the formation of CP&L Energy, Inc. as our new holding company, and two federal approvals of the pending acquisition of FPC.

Together, these milestones confirm our aggressive timeline for completing the transaction on schedule this fall.

Florida Progress acquisition approved

CP&L Energy's pending acquisition of FPC received approval July 12 from the Federal Energy Regulatory Commission (FERC) and the Federal Trade Commission
(FTC) - two significant steps toward the successful close of the transaction.

The FERC order approved the acquisition with the requirement that the companies make a filing on or before Oct. 15 to transfer operational control of their transmission facilities to a regional transmission organization (RTO). On July 18, CP&L announced a proposal to form an RTO with Duke and SCANA. FPC remains on track to meet the RTO deadline as well.

In its unanimous ruling, the FERC Commissioners declared the merger and related steps taken by both companies to be "consistent with the public interest." In its ruling, the Department of Justice and the Federal Trade Commission found no adverse effects on competition as a result of the acquisition.

"We are delighted that FERC and the FTC moved so quickly to approve our acquisition of Florida Progress," said Bill Cavanaugh, chairman, president and CEO of CP&L Energy. "Both companies are committed to FERC's vision for regional transmission entities, so we are confident we will complete this acquisition on schedule this fall. The combination of CP&L and Florida Progress will create a stronger company that will serve the growing energy needs of the Southeast."

"We're very pleased with both decisions," said Dick Korpan, FPC chairman, president and CEO. "It's a major step that keeps us on track to successfully meet our goal of completing our combination in the fall of this year."

CP&L and FPC announced the merger plans Aug. 23, 1999. The transaction still requires approval from other federal and state regulatory agencies, including the Securities and Exchange Commission and the North Carolina Utilities Commission. In addition, shareholders of both companies must vote to approve the transaction. CP&L's shareholders will meet in Raleigh Aug. 16; Florida Progress shareholders will meet in St. Petersburg Aug. 17.

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The combined company will be one of the nation's 10 largest energy companies based on a generating capacity of more than 19,300 megawatts. The new company will have a powerful presence in the Southeastern electric and natural gas markets and will be dedicated to expanding the region's electric generation capacity and delivering reliable, competitively priced energy throughout its high-growth service area.

CP&L establishes holding company

CP&L formally established CP&L Energy, Inc. as our new holding company June 20.

CP&L Energy becomes the parent company of CP&L, the utility company serving 1.2 million electric customers in North Carolina and South Carolina, along with the company's natural gas, fiber optic and energy-related services companies.

CP&L Energy, the temporary name for the new holding company, will be re-named as part of an overall corporate branding initiative at the close of CP&L's acquisition of FPC.

"The energy industry is evolving and becoming more competitive, and to succeed, a company must be flexible," said Cavanaugh. "CP&L's new holding company structure provides that flexibility and will allow us to move quickly to take advantage of opportunities on the fast-growing, non-regulated side of the business. It will also facilitate our growth plans, including the acquisition of Florida Progress."

As the merger proceeds, CP&L Energy will be organized into five primary business units: Energy Supply, Energy Delivery, Florida Power, Gas & Energy Services and Energy Ventures.

CP&L common stock certificates automatically will represent the same number of shares of common stock of CP&L Energy. Shareholders do not need to exchange stock certificates. Current holders of CP&L common stock automatically are entitled to shares of common stock of CP&L Energy on a one-for-one basis. The common stock of CP&L Energy will remain listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "CPL." CP&L's preferred stock will not be affected.

[End of text of newsletter]

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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P. O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone:
(800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.